UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 27, 2025, A2Z Cust2Mate Solutions Corp. (the “Company”) entered into the following agreements in connection with offerings of its common shares, no par value per share (the “Common Shares”): (i) an Underwriting Agreement (the “Underwriting Agreement”) with Titan Partners Group LLC, a division of American Capital Partners LLC as sole bookrunner (the “Underwriter”), relating to an underwritten public offering (the “Underwritten Offering”) of 3,281,250 Common Shares, with each Common Share sold at a public offering price of $6.40; and (ii) a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors relating to a direct registered offering (the “Registered Direct Offering”) of 1,406,250 Common Shares, with each Common Share sold at a purchase price of $6.40 per share. The Underwritten Offering and the Registered Direct Offering are referred to herein collectively as the “Offerings.”

The closing of each of the Offerings is expected to take place on January 29, 2025, in each case subject to the satisfaction of customary closing conditions. The Company estimates that the aggregate net proceeds from the Offerings will be approximately $27.3 million, after deducting underwriting discounts and estimated offering expenses. The Company expects to use the net proceeds from the Offerings for continued development and expansion of existing business, including fulfilment of contracted smart cart backlog orders and acceleration of the onboarding process for new clients, and for working capital purposes.

The Company agreed to give the Underwriter an underwriting discount equal to 7% of the gross proceeds of the Underwritten Offering and a non-accountable expense allowance equal to 1% of the gross proceeds of the Underwritten Offering, and to reimburse the Underwriter for up to $100,000 in reasonable and accountable out-of-pocket expenses. Additionally, as compensation for the Underwriter in the Underwritten Offering, the Company will issue to the Underwriter five-year warrants (the “Representative Warrants”) to purchase 229,688 Common Shares with an exercise price of $8.00 per share. The Company will also issue 60,650 Common Shares as finders fees to a non-US resident in connection with the Registered Direct Offering, which will be issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for transactions not involving a public offering.

The Common Shares in the Offerings and the Representative Warrants are offered by the Company pursuant to that certain Registration Statement on Form F-3 (File No. 333- 271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 21, 2023. Final prospectus supplements relating to the Offerings will be filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The foregoing description of the Underwriting Agreement, the Representative Warrants and the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Underwriting Agreement, the Form of Representative Warrant and Form of Securities Purchase Agreement, copies of which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K and are incorporated by reference herein.

On January 27, 2025, the Company issued press releases announcing the launch of the Underwritten Offering and the pricings of the Offerings, copies of which are filed as Exhibits 99.4 and 99.5, respectively, to this Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Underwriting Agreement by and between the Company and Titan Partners Group LLC, dated January 27, 2025
99.2	Form of Representative Warrant
99.3	Form of Securities Purchase Agreement, dated January 27, 2025
99.4	Launch Press Release, dated January 27, 2025
99.5	Pricing Press Release, dated January 27, 2025
99.6	Opinion of Bloch Legal (Underwritten Offering)
99.7	Opinion of Bloch Legal (Registered Direct Offering)
99.8	Opinion of Sichenzia Ross Ference Carmel LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z CUST2MATE SOLUTIONS CORP.
(Registrant)

Date: January 29, 2025	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer